                   SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                                SCHEDULE TO
         TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                  OF THE SECURITIES EXCHANGE ACT OF 1934

                         THE QUIZNO'S CORPORATION
                     (Name of Subject Company (Issuer)

                         THE QUIZNO'S CORPORATION
                    (Names of Filing Persons (Offerors)

                  COMMON STOCK, PAR VALUE $.001 PER SHARE
          (including the associated common stock purchase rights)
                      (Title of Class of Securities)

                                 749058103
                   (CUSIP Number of Class of Securities)

                             Patrick E. Meyers
                     Vice President and General Counsel
                            1415 Larmier Street
                          Denver, Colorado 80202
                              (303) 291-0999
        (Name, Address and Telephone Number of Person Authorized to
      Receive Notice and Communications on Behalf of Filing Persons)

                                 COPY TO:
                             Linda Schoemaker
                             Perkins Coie LLP
                       1201 Third Avenue, 40th Floor
                             Seattle, WA 98101
                              (206) 583-8888

                             November 17, 2000

[ ]   Check the box if the filing relates solely to preliminary
      communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

      [ ]   third-party tender offer subject to Rule 14d-1.

      [X]   issuer tender-offer subject to Rule 13e-4.

      [X]   going private transaction subject to Rule 13e-3.

      [ ]   amendment to Schedule 13D under Rule 13d-2

      Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

ITEM 12. EXHIBITS.

(a)(1)      Fact sheet describing issuer self-tender by The Quizno's
      Corporation.

                              EXHIBIT INDEX

EXHIBIT
NUMBER           EXHIBIT NAME
------           ------------

(a)(1)           Fact sheet describing issuer self-tender by The Quizno's
                 Corporation.

               Quizno's Offers $8/Share in Self-Tender Offer

  - Average closing stock price in the 9 months ending Sept. 30, 2000 was $6.56

  - $8 offer gives 22% premium to this average closing stock price

Stock Price Histogram - Six Months

Despite strong operating performance over the past six months, Quizno's stock has continued to trade primarily between $6.00 and $7.00 per share.
        Source: Factset Research Systems

Quizno’s $8 offer represents high comparable multiples

--------------------------------------------------------------------------------------------------
                        QUIZNO'S           Rock Bottom      Public Restaurants  Papa John's
                       @$8/Share        Restaurants, Inc.   Under $100 million   International
                   Based on 12 months  Merger Transaction      Market Cap.
                     Ending 6/30/00      announced 8/99.         (Median)
                                       Based on 12 months      Based on 12
                                         ending 12/27/98      months ending
                                                                 6/30/00
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------
  EBITDA Multiple        8.4 X                5.6X                 4.0X            6.0X
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------
  P/E Multiple           26.6X                 N/A                11.9X            12.8X
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------
  Revenue Multiple       1.14X                .66X                 .47X            .77X
--------------------------------------------------------------------------------------------------

Rock Bottom Source: CommScan and S.E.C.

          Micro Cap and Restaurant Stocks are Heavily Discounted by Today’s Market

Current Market Situation

-     Despite Quizno's consistent performance in growth and
profitability, its stock has remained relatively unchanged over the past nine months

Quizno’s lack of liquidity, float and analyst coverage has translated into essentially no institutional ownership and little support for the stock

-     As primarily a franchisor, Quizno's has limited need or opportunity to issue equity to fund growth

-     To materially increase float, over half the Company would have to be sold

–     Although smaller acquisitions could possibly be completed with limited or no dilution, the level of acquisitions necessary to increase Quizno’s market cap, float and institutional ownership to eliminate micro cap penalties on valuation would be highly dilutive — an alternative business plan does not appear feasible

–      Thus, the Company does not have a business plan that would allow it to expand its market cap and float to the point where Quizno’s can take full advantage of being public

__________________________________________________________________________

- Quizno’s would need to grow its current market cap of approximately $20 million over 20 times to reach the median of the Russell 2000 small stock index.

- Restaurant stocks have fallen out of favor.

YTD Restaurant Small Cap Peer Group Performance

Indexed Value as of 1/3/0
120
110
100
90
80
70
60
03-Jan-2000
18-Jan-2000
01-Feb-2000
15-Feb-2000
01-Mar-2000
15-Mar-2000
29-Mar-2000
12-Apr-2000
27-Apr-2000
11-May-2000
25-May-2000
09-Jun-2000
23-Jun-2000
10-Jul-2000
24-Jul-2000
07-Aug-2000
21-Aug-2000
05-Sep-2000
19-Sep-2000
03-Oct-2000
17-Oct-2000
31-Oct-2000
14-Nov-2000

Restaurant Small Cap Peer Group (Mkt. Caps < $100mm) includes: Blimpie International, Inc. (BLM), Checkers Drive-in Rest. (CHKR), Jerry's Famous Deli, Inc. (DELI), Pizza Inn, Inc. (PZZI), Rainforest Café, Inc. (RAIN), Schlotzsky's, Inc. (BUNZ), Sizzler International (SZ), Uno Restaurant Corp. (UNO), Wall Street Deli, Inc. (WSDI)

In connection with the offer, Tucker Anthony Capital Markets, Denver, is acting as the dealer manager, and MacKenzie Partners, New York, is acting as information agent. Stockholders can call MacKenzie at 1-800-322-2885 to request the tender documents or if they have questions about the tender process.

Stockholders of The Quizno’s Corporation should read the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by The Quizno’s
Corporation because it contains important information about the tender offer.
Investors can obtain such Tender Offer Statement on Schedule TO and other filed documents for free at the Securities and Exchange Commission’s website at
http://www.sec.gov.

This ends the substantive portion of this filing.  What follows are HTML programming codes necessary to incorporate the two graphs into this filing.